FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 7, 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   October 3, 2005

By: Signed "Constantine McQuade"

Constantine McQuade

Acting Chief Financial Officer and Controller, Norsat International

               NEWS RELEASE

      For Immediate Release

Norsat Partners with NextiraOne to Secure Contract
with Ireland Department of Defence

(Vancouver, Canada)  November 7th, 2005, 6:00am EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) today announced that it has successfully teamed with NextiraOne to secure a contract with Ireland’s Department of Defence.

The contract will enable the Irish Department of Defence to meet both defence and emergency planning objectives by upgrading its existing Ku-band VSAT satellite equipment to state-of-the-art rapidly deployable VSAT terminals based on the Norsat OmniLinkTM family of portable satellite terminal products.

“We were seeking a flexible communications platform which was highly reliable, portable, secure, scalable and cost-effective,” explained Ron Maher, General Manager of NextiraOne. “The NextiraOne and Norsat solution meets those objectives.”

According to Ron Maher, the Norsat system was selected because the platform offers industry-recognized best-in-class performance and because it can evolve to incorporate future innovations in the satellite communications industry. NextiraOne leads the solution delivery team, incorporating and supported by Norsat professional services skills and expert Irish consultant communication skills.

“The most important element of this contract is the partnered approach to successful solution implementation,” Ron Maher said.  “Both NextiraOne and Norsat have demonstrated capabilities and experience in delivering and supporting communications globally.”

Norsat’s previous defense-related contracts have primarily been with U.S. military departments, but the company has also sold products and services to Asian countries.  This contract marks its first venture with a European nation’s defense department.

“This contract represents another measured step in our efforts to significantly expand the customer base for Norsat products and services,” said Norsat CEO William Coyne III.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes includes therein for the three months ended June 30, 2005, and the audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2004 included in the Company’s 2004 Annual Report.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2004, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission.  For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat’s latest innovations include the Norsat OmniLink™ and GLOBETrekker lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Norsat’s sectors of concentration include Health Care, Military, Emergency Services and Media.  Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

About NextiraOne

NextiraOne is a leading multinational provider of integrated enterprise network solutions and services that enable effective, reliable business communications.  With dual headquarters in Houston, TX and Paris, France, Nextira has annual revenues of (2 billion Euros).  As a vendor-independent supplier, NextiraOne offers a broad array of voice, data and converged communication solutions, drawing on strong relationships with world-leading suppliers such as Cisco, Alcatel, Genesys and Nortel.  NextiraOne employs 9500 people worldwide, including 7000 qualified engineers.  Additional information is available at www.nextiraone.com.

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Norsat International Inc. Contact:

Bill Coyne

(604) 292-9000

bcoyne@norsat.com